SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2006

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Annual Report for the fiscal year ended December 31, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated:  December 5, 2006

Exhibit No	Description

1	Annual Report for the fiscal year ended December 31, 2005.






JINPAN INTERNATIONAL
ANNUAL REPORT
2005



"I BELIEVE THAT OUR COMPANY IS FIRMLY POISED TO TAKE FULL ADVANTAGE OF THE ONGOING ROBUST ECONOMIC GROWTH IN CHINA WHILE EXPANDING OUR GLOBAL FOOTPRINT AS A PREMIER TRANSFORMER SUPPLIER."

— LI ZHIYUAN, CHAIRMAN AND CEO
JINPAN INTERNATIONAL





Dear Fellow Shareholders:

I am pleased to present Jinpan's financial results for 2005. Your company turned in another solid performance while encountering a set of challenges unprecedented in the company's history. We continued to take full advantage of the robust economic growth in China raising our sales to $53.6 million which is a 25.35 percent increase from last year. The challenge during 2005 was in maintaining our net income which was 8.26 percent of sales to finish at $4.54 million which is a 28.45 percent increase from last year. The result in net income is truly remarkable considering we encountered both expected and unexpected cost increases.

This year marked the expiration of tax benefits granted our company by the Chinese Government when we established the business. Therefore our tax rate rose from 7.5 percent to 15 percent. With the increased tax rate being a known entity, we were afforded the time to effectively implement cost cutting measures, resulting in increased taxes that had minimal impact on our margins.

Our greatest challenge was combating the worldwide price increase of high grade electrical steel. During 2005 steel prices reached a record high, and posted an 89 percent price increase from 2004. In addition, copper prices rose 28 percent during that same period. The dramatic increase in raw material prices was unforeseen. However, our management team responded quickly and was able to offset these unexpected costs through a combination of price increases and implementing manufacturing efficiencies. Our results were successful as evidenced by comparing the net income expressed as a percentage of sales for 2005 and 2004. The respective year-end net income figures are 8.26% of sales for 2005 and 8.46% of sales for 2004; a change of only two tenths of a percent. Maintaining our margins while under siege from unexpected cost pressures is a tribute to the management team's ability to effectively meet unexpected challenges as the company continues to grow.

As we examine recent global economic data, we are very enthusiastic with regards to the outlook for trends toward continued growth within our industry. I also believe that our company is firmly poised to take full advantage of the ongoing robust economic growth in China while expanding our global footprint as a premier transformer supplier. With these factors in mind, I have put forth a goal of achieving $100 million in sales within a 2-year window which we consider to be the next milestone in our company's development.

Our team has worked tirelessly over the past years expanding the platform which would allow us to reach this milestone. The company's guiding principles permeate our efforts toward this end and are centered about reaching growing markets through technological development, new products, continual process improvement, funding

LETTER TO OUR SHAREHOLDERS

opportunities with the most promising rewards, and providing a level of responsiveness to the market which sets us apart from similar companies in the industry.

Every year brings new growth trends and markets to our industry. At Jinpan, we tailor our research and development around the most promising new trends in an attempt to always stay ahead of our competitors. This year was no different.



Our research and development for the year included:

• Wind farm transformers

The global market for these products is expected to grow at a rate of 18% per year over the next five years. We estimate $13 million in new revenue to be generated from these products next year.

• Nuclear power plant transformers

Currently contracts are being finalized with funding to build 10 nuclear power plants in China with a master plan to build 30 nuclear power plants over the next 20 years. Current estimate for annual market size is $13.12 million.

• Marine grade transformers

As China's shipping industry continues to grow at an exceptional rate the need for new vessels follows path. The market which these transformers serve is currently estimated to be $13.75 million per year.

OUR HIGHLIGHTS FOR 2005 INCLUDE:

- *Jinpan was rated as the top brand in China through a governmental rating system.*
- *Completed CEF (Climate, Environment, Flammability) testing for operating environment classification resulting in a C2, E2, F1 one of the more stringent classifications.*
- *Received certificate of exemption from incoming quality inspection performed by government agencies in China.*
- *Underwriters Laboratory (UL) approved our facility to conduct testing for UL listing of our products. Overall project is projected to be completed during Q4 of 2006.*
- *Initiated 93k sq ft expansion project scheduled to be completed in October of 2006 and will increase our production capacity from 4 million kVA to 6 million kVA per year.*
- *Supplied transformers to the National Space Center.*

In addition to our many accomplishments in 2005 we continue to share our success with the surrounding community. The past year was no exception when it came to contributing to Jinpan's scholarship fund. This fund, intended as a means of local support, provides aid to help offset college costs for some of the needy families residing in the local community. As a part of the community, Jinpan will continue to be a responsible stake holder, help improve living

conditions for those members most in need, and be of service to society at large.

Jinpan will continue to function in a manner commensurate with our governing principles. Technological advancement and a high level of quality are regarded as the cornerstone of our company's success. Continual process improvement and technical development are considered to be the vehicles of choice as the company strives to reach higher goals.

The efforts put forth during 2005 have well positioned the company to take the next steps in achieving our milestone associated with the $100 million in sales. The company takes a broad, long-term view when setting the overall objective of providing the greatest value for customers while becoming a world-renowned electrical equipment supplier and a company that customers can truly rely on.

We thank and appreciate all our employees and consultants for their dedication and hard work as well as our shareholders who have stood by us.

Li Zhiyuan
Chairman of the Board of Directors
CEO of Jinpan International Limited


JINPAN HEADQUARTERS,
HAIKOU, HAINAN, PEOPLE'S REPUBLIC OF CHINA



2005 FINANCIAL HIGHLIGHTS

STOCK PRICE



$15
12
9
6
3
0
After split
Mar-00
Jun
Sep
Dec
Mar-01
Jun
Sep
Dec
Mar-02
Jun
Sep
Dec
Mar-03
Jun
Sep
Dec*
Mar-04
Jun
Sep
Dec
Mar-05
Jun
Sep
Dec

Per-share Price (in US Dollars)
* 2-for-1 Stock Split, February 2004

CASH POSITION



2001
2002
2003
2004
2005

Gross Sales
(in US Dollars)



$20,000
$15,000
$10,000
$5,000
2001
2002
2003
2004
2005

Annual Profit
(in US Dollars)



$7,000
$6,000
$5,000
$4,000
$3,000
2001
2002
2003
2004
2005

Annual Income Pre-Tax Income
(in US Dollars)



SALES BREAKDOWN BY REGION (CHINA)

	Year Ended December 31		
	2003	2004	2005
	(US Dollars in millions)		
Beijing	5.9	5.06	7.14
Guangdong	4.9	4.10	5.10
Wuhan	1.5	2.22	3.10
Chongqing	1.8	1.14	2.09
Yunnan, Guizhou	1.0	1.17	1.88
Sichuan	2.7	2.62	2.81
Liaoning	2.3	5.29	5.46
Shanghai	2.8	3.30	2.67
Jiangsu	3.1	5.05	1.56
Zhejiang	1.5	1.81	
Tianjin		2.38	
Guangxi		1.54	
Changsha		1.34	
Shanxi		1.24	
Hainan		0.94	
Other	5.9	3.05	6.49
Total:	33.4	42.25	53.61




Haikou

A PROVEN WORLD-CLASS LEADER IN CAST COIL TRANSFORMERS, JINPAN IS RAPIDLY EXPANDING ACROSS THE GLOBE.


Sales offices
Installations
Sales offices with nearby installations

As evidenced by the leaps and bounds we made financially this past year, our client base and net income have rapidly increased. Our success in the past year also comes in the form of numerous accolades which will translate into a more profitable business future.



On a national and local scale, Jinpan's transformers rank in the highest tier. Last year, a consortium of government representatives, industrial associations and the media awarded Jinpan as China's top transformer brand, recognizing our strong market value and leadership in the manufacturing of quality cast resin transformers. On a more localized level, government officials in Hainan, China also awarded us the position of Hainan's best transformer brand for the second year in a row. Additionally, the Hainan government recognized us as an outstanding contributor to the Hainan high-tech enterprise.

In acknowledgement of Jinpan's consistent production of reliable high grade transformers, the Chinese government presented us with a certificate of exemption from incoming inspection. This exemption allows us to reduce our cycle time and add another degree of efficiency to our operations.


A1
A1
B1
C1
A2
A2
B2
C2

We are in the final stages of our project to complete Underwriters Laboratories Inc. (UL) certification for our transformers. Such certification requires compliance with the UL's Standards for Safety, under which product samples are tested and evaluated in accordance with applicable safety requirements.

At this point, we have completed the difficult phase associated with getting our insulation system UL listed. This involved an extensive thermal aging process preceded by a transient voltage analysis (TVA), which dictates the test parameters used during thermal cycles. We are still in the midst of completing the last step required before certification, which involves a battery of tests on the completed transformers. Once we receive certification, we will be able

NON-FINANCIAL HIGHLIGHTS OF 2005



A WORKER WINDS COIL AT THE JINPAN FACILITY

to offer the North American market UL-recognized products on a complete line of transformers. UL recognition will increase our opportunities in the North American markets resulting in increased revenues for the company.

We have made significant progress in the past year addressing the large original equipment manufacturers (OEM) market. We passed a rigorous qualification program for one of the world's largest power generating equipment manufacturers and have since supplied this manufacturer transformers for projects. In addition, we were audited and surveyed by several other leading OEMs during 2004 and 2005 and scored within the highest tier of their ranking system. We will continue working with and supporting our U.S. partners who purchase our core and coil assemblies for their transformer production and sales.

ON A NATIONAL AND LOCAL SCALE, JINPAN'S TRANSFORMERS RANK IN THE HIGHEST TIER.


POWER



MARKET TRENDS

POWER GENERATING CAPACITY


150
120
90
60
30
0
2005
2006
2007
2008
2009
2010

By the year 2030, the global economy is estimated to double in size, with China leading the ranks. Since 1978 and the economic reforms, China's economy has grown at an average rate of 9.3 percent. In 2004 and 2005, China's GDP increased 9.5 and 9.9 percent respectively. China's capacity to generate power has grown at an 8.9% CAGR since 2000, a trend which is expected to continue through 2010. This past year China ranked second worldwide in energy consumption. However, at this point in time China is still in need of more energy due to its rapid economic growth. China's major cities such as Beijing, Shanghai and Guanzhou have seen larger than average rises in electricity consumption caused by tremendous population growth. We expect energy consumption and our client base to match China's economic boom. The electrical equipment industry typically expresses market metrics in terms of power. The unit most commonly used is KVA, which is equivalent to 1 Kilowatt of power. Just in the past year, China's transformer industry reached 631 million KVA, an increase of 29 percent from 2004. This year our total capacity was 4.6 million KVA.

From 2001 through 2005, the production and sales of cast resin transformers in China was 94.13 million KVA, translating into an average production and sales per year of 18.83 million KVA. That represents a compound annual growth rate of 12.6 percent of transformer sales in China. According to industry experts, the power generating capacity in China is expected to increase to 900 million kilowatts by the year 2020. This increase in power generating capacity represents increased market opportunities for us.

ANNUAL CAPACITY OF CAST RESIN TRANSFORMERS

Year	Installation base (in millions of KVA)
1995	6.19
1996	6.48
1997	6.14
1998	8.76
1999	9.88
2000	11.98
2001	14.40
2002	15.78
2003	17.55
2004	23.00
2005	23.40



BUSINESS STRATEGY



Our past success reinforces our ability to craft a particular strategy and tactically adapt it to a changing environment over the years. We have had the fortune of robust economic expansion in China as a means to fuel our growth, allowing us to perform at a strong consistent level. Predictors of China's continual economic growth remains steady well into the future. Our basic business strategy involves identifying key markets showing the most promise and responding to the needs of those markets by addressing them through technological innovation, service, and quality. In the past, our strategy has been focused on promoting and developing new products, forward integration, and strengthening our sales force. Through our efforts we have become the leading transformer brand in China while making significant advances in other international markets.



Looking forward, our plan is to continue executing the same basic strategy in a manner that makes more tactical sense given the current set of economic and market conditions. During 2005 we have reached the point where we have begun to align our business to better address key markets that we are targeting.

ENGINEERING & MANUFACTURING

We will align engineering and manufacturing along products that require a high degree of customization. These product centers group products with a common set of intricacies and use manufacturing techniques and processes matched to the specific set of intricacies. Overall, we expect to operate more efficiently and achieve certain economics of scale which would help us to realize cost savings. Part of this plan would include setting up manufacturing centers that specialize in certain operations and are strategically located to provide certain cost benefits.

The newer markets, which were much the target of recent development efforts, include nuclear power, wind farms and marine applications. These markets,

along with traction power (rail applications), all require products with a higher degree of customization. Our plans will enable us to be better suited to serve the target markets by creating a high degree of flexibility in the operations that handle these products. Integrated assemblies which also require a high degree of customization in turn benefit from this type of structure.

SALES & MARKETING

The key to our sales effort has been to provide a high degree of responsiveness that sets us apart from the competition. We will continue to strengthen our sales force as the company expands as to maintain the exceptional responsiveness and service we have become noted for. To assist our sales force with communication efforts, we are planning to release new updated marketing communications material. With our UL listing expected during Q4 of 2006, we are planning a marketing campaign to reach markets that deem UL listing important. Strategic partnerships will be established or reinforced in a manner which compliments our business objectives and meets the needs of our target markets.

WE WILL ALIGN ENGINEERING AND MANUFACTURING ALONG PRODUCT CENTERS THAT SPECIALIZE IN EITHER STANDARD OR HIGH-CUSTOMIZATION PRODUCTS.





STAFF

At Jinpan, we consider human resources to be the company's most valuable asset, attaching primary importance on recruiting and developing highly talented individuals. We have developed a top-flight training system which reinforces employee self-improvement and is devoted to developing the skills of each employee. Cross functional training is also instituted helping to broaden employee capabilities and realize their full potential.



Our staff has continued to grow, keeping pace with our ever expanding customer base. By the end of December 2005 we had approximately 364 employees: 61 members of our technical staff (engineers and technicians), 46 members of our management and administrative team, 75 marketing and sales professionals and 182 assemblers in our factory.

Our employees are not members of a trade union and we firmly believe good employee relations will ultimately produce the best quality product in the most time efficient manner. With that said, we have never experienced a strike or other labor dispute. To protect the interests and health of our employees, we do everything in our power to create a safe and comfortable working environment.

SALES FORCE

Our efforts to strengthen our sales force stands at having 35 sales offices with 71 direct employees (52 of whom are based in our regional sales offices and 19 whom are based at our Haikou headquarters) as well as five independent sales rep organizations in North America. The majority of our offices are located in China in major cities such as Beijing, Shanghai and Chongqing, with an office in the United States that manages international sales. We will continue to expand the sales force as needed to fully exploit high growth markets we encounter.



RESEARCH AND DEVELOPMENT



Providing customers with the most innovative and energy efficient technology as well as a convenient one-stop source in the area of voltage distribution has been an ongoing goal for us. We have always considered product development as a vehicle to realizing this goal. In addition, we believe product development enables us to maintain our status as the leading edge electrical equipment supplier. Additionally, product development provides the added benefit of supplying goods with healthier margins that are less sensitive to price erosion.

During 2005, we have embarked on several projects that allow us to enter attractive markets possessing the most promise with respect to our future. We were able to obtain a license from Schneider Electric, allowing us to use its breakers, and have completed development of our low and medium voltage switchgear products around this license arrangement.

Another project related to integrated assemblies involved developing in-house manufacturing technology used to produce Bioscope substations which were previously imported. These substations utilize an environmentally friendly, portable enclosure which houses the switchgear and transformer in an aesthetically attractive package. We are the first to introduce this technology in China, and expect the business endeavor to be highly promising.


OUR STAFF HAS CONTINUED TO GROW,
KEEPING PACE WITH OUR EVER EXPANDING CUSTOMER BASE.





As a proven leader in cast resin transformers, we are constantly looking for newly emerging energy trends. Wind power, which uses wind-driven turbines to create electrical energy, is one area we are exploring. Harnessing wind to create energy has many obvious advantages. Wind is a free, renewable source that causes no harmful emissions or adverse environmental affects. Wind power has also become more economical to produce. Technological innovations have brought the cost down from more than 30 cents per kilowatt hour during the 1980s to less than six cents per kilowatt hour today. During 2005 we met requirements set forth by one of the major OEMs in the electrical equipment industry and developed two line reactors for wind farm applications. These products were qualified and are currently being produced and deployed in many wind farm installations.

In addition we are currently developing transformer products to be used in future generation wind farms. We are forecasting the sales from our reactors to reach $20 million over the next five years.

This past year we were also one of the few companies to pass the Institute of Electrical and Electronics Engineers' standards for qualification of Class 1E transformers for use at nuclear power generating stations. Globally, more and more countries are depending on nuclear power. According to the World Nuclear Association, China currently operates 9 nuclear power facilities with plans to construct 30 over the next 20 years, with 10 of those sites already in the initial planning stages. China's nuclear power-generating capacity is planned to increase five fold to 40 Giga Watts by 2020. The transformers developed for nuclear power stations use a more sophisticated specialized technology and are able to realize higher gross margins on sales than commodity-type transformer products.

During 2005 we also completed the development on transformers used in marine applications. These transformers were designed to be compatible with the harsh marine environment and the application is well suited to our cast resin technology. Oil-filled transformers pose a potential shipboard fire and contamination hazard. Requirements often include larger power handling capacity, operating at a higher ambient due to the close shipboard quarters, and adhering to strict specifications associated with corrosion and shock resistance. Our designs have been submitted for approval to the China Classification Society and we expect to be certified by August of 2006.



PRODUCTS

Jinpan International finds its origins as a manufacturer of cast epoxy resin transformers. Over the past several years Jinpan has engaged in more complex integrated assemblies and produces unit substations and switch gear assemblies which are used in conjunction with our transformers. As activity increased with higher level assemblies we changed our company's name to Hainan Jinpan Electric to help shed the image of being a transformer-only company.

Transformers, as the name implies, transform voltage from one level to another. High voltage levels are primarily used on power transmission lines for greater efficiency when transporting electrical energy over long distances. In most applications, our transformers are used to transform voltages to lower more usable levels, which is referred to as stepping down. The transformation process results in some energy loss which produces heat. Therefore, electric transformers like our cast resin transformers, must contain an effective cooling system. Oil-filled transformers circulate oil through their coils to help disperse the heat to the surrounding environment. Although oil-filled transformers are less expensive and work effectively, they come with the following complications:

- *The need for frequent maintenance and associated costs*
- *The risk of combustion or explosion*
- *The possibility of leakage, which creates potential environmental problems*
- *Higher construction costs associated with catch basins*

In light of these problems, Chinese law requires use of cast resin transformers in buildings with public access. Environmental factors are also creating the need for these transformers in other geographical markets such as the U.S. In addition, cast epoxy resin transformers are more durable as the winding is rigidly cast in an epoxy shell. For this reason, applications such as rail transit systems require the use of cast epoxy transformers. The technology is higher on the evolutionary scale with respect to the transformer industry and has many benefits with respect to reliability and the environment.



Our transformers:

- Are fire resistant
- Do not pollute the environment
- Have lower energy loss than other transformers
- Require little maintenance
- Are more resistant to short circuit shocks
- Have greater emergency overload capability
- Are more reliable
- Are relatively more compact
- Operate with lower noise levels

We primarily manufacture and sell three types of cast resin transformers. Our capabilities include producing transformers with primary voltage rating to 34.5kV and power ratings to 20,000kVA. For the U.S. and North American markets we make 150ºC and 185ºC insulation systems. Our transformers meet all ANSI, IEEE & NEMA standards. For each insulation system we manufacture nine standard sizes with kVA capacities ranging from 300 kVA to 3,750 kVA. For the Chinese market, we make 155ºC and 188ºC insulation systems (class F and class H transformers).

Our standard product offering consists of 16 standard sizes with kVA capacities ranging between 100 and 3,150 kVA. Products supplied to North American and European markets utilize a cast primary winding and cast secondary winding. Products supplied to the Chinese market make use of an epoxy encapsulation technique which is a lower-cost alternative that doesn't compromise quality. In the Chinese market, transformers with power ratings of 400 kVA and under are produced in the same manner as in North American and



CAST EPOXY RESIN TRANSFORMERS ARE MORE DURABLE AS THE WINDING IS RIGIDLY CAST IN AN EPOXY SHELL



European markets: Both the high and low voltage coils are cast in epoxy resin under vacuum conditions. However, for the Chinese market, transformers above 400 kVA have the high voltage cast in epoxy resin under vacuum conditions while the low voltage is epoxy encapsulated.

In the event that a customer requests a transformer with non-standard dimensions or power ratings, we offer design engineering services which enable us to manufacture custom made transformers. We employ 25 design engineers who utilize a 3D modeling design system, a mechanical desktop software package and proprietary transformer design software to meet our customers' unique requirements.

FINANCIAL STATEMENTS:
JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheet of Jinpan International Limited as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for the fiscal year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited as of December 31, 2005, and the results of its operations and its cash flows for the fiscal year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

GRANT THORNTON

Hong Kong
May 23, 2006



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Hong Kong
July 11, 2005



Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

	Notes	December 31, 2005 US$	December 31, 2005 RMB	December 31, 2004 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		7,857	63,417	46,433
Investments available for sale	4	163	1,313	3,367
Notes receivable		900	7,262	10,189
Accounts receivable, net	5	21,154	170,732	171,914
Inventories, net	6	13,297	107,320	67,614
Prepaid expenses		2,193	17,703	8,930
Prepaid tax		38	309	-
Other receivables		974	7,863	5,410
Total current assets		46,576	375,919	313,857
Property, plant and equipment, net	7	3,898	31,459	35,894
Construction in progress		370	2,983	766
Deferred tax assets	8	104	836	711
Total assets		50,948	411,197	351,228
Liabilities and Shareholders' Equity				
Current liabilities:				
Short term bank loans	9	4,489	36,231	23,591
Accounts payable		2,968	23,953	27,594
Income tax	8	-	-	151
Value added tax		110	890	4,122
Advance from customers		3,270	26,389	5,257
Commission payable		4,103	33,111	28,392
Accrual employee benefits		837	6,759	6,108
Government grant	10	1,221	9,854	10,258
Dividend payable		-	-	23
Other liabilities		1,116	9,003	6,438
Total current liabilities		18,114	146,190	111,934
Minority interest		768	6,200	5,437
Commitments and contingent liabilities	12			
Shareholders' equity:				
Common stock, US$0.009 par value: Authorized shares – 20,000,000 Issued and outstanding shares – 6,708,946 in 2005 and 6,702,112 in 2004	18	60	499	499
Convertible preferred stock, US$0.009 par value: Authorized shares - 1,000,000 Issued and outstanding shares – 6,111 in 2005 and 12,245 in 2004 , 6% p.a.	18	-	1	1
Additional paid-in capital		10,574	87,525	87,515
Reserves	18	2,647	21,870	19,245
Retained earnings		19,061	155,799	131,972
Accumulated other comprehensive income		547	(118)	69
		32,889	265,586	239,301
Less: Treasury shares at cost, Common stock –212,470 in 2005 and 184,270 in 2004		(823)	(6,779)	(5,444)
Total shareholders' equity		32,066	258,807	233,857
Total liabilities and shareholders' equity		50,948	411,197	351,228

The accompanying notes form an integral part of these consolidated financial statements.



Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003

	Notes	2005 US$	2005 RMB	2004 RMB	2003 RMB
		Year ended December 31, (In thousands, except per share data)			
Net sales	17	53,613	438,219	349,609	276,564
Other income		332	2,711	1,702	3,853
		53,945	440,930	351,311	280,417
Costs and expenses:					
Cost of products sold		(36,436)	(297,818)	(228,519)	(157,559)
Provision for doubtful debts		(195)	(1,347)	392	(665)
Selling and administrative		(10,621)	(87,060)	(84,772)	(86,218)
		(47,252)	(386,225)	(312,899)	(244,442)
Non operating income(Loss):					
Gain/ (Loss) from sales of investment		(33)	(273)	222	-
Dividend income of investment		2	14	339	9
Interest Income		43	355	377	855
		12	96	938	864
Non operating expenses:					
Interest expenses		(184)	(1,499)	(423)	(354)
Income before income taxes		6,521	53,302	38,927	36,485
Income taxes	8	(1,070)	(8,744)	(4,031)	(3,727)
Income before minority interest		5,451	44,558	34,896	32,758
Minority interest		(915)	(7,482)	(6,032)	(5,845)
Net income		4,536	37,076	28,864	26,913
Earnings per share					
-Basic		US$0.70	RMB5.70	RMB4.44	RMB4.21
-Diluted		US$0.68	RMB5.58	RMB4.33	RMB4.15
Weighted average number of shares					
-Basic		6,499,898	6,499,898	6,489,178	6,390,804
-Diluted		6,640,396	6,640,396	6,663,305	6,487,116

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

	Treasury stock shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Common stock RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated other comprehensive income RMB	Comprehensive income RMB	Total RMB
	(In thousands, except for number of shares)											
Balance at January 1, 2003	(59,154)	6,301,845	24,511	(742)	469	2	77,157	14,922	92,680	116		184,604
Net income	-	-	-	-	-	-	-	-	26,913	-	25,913	26,913
Transfer to reserves	-	-	-	-	-	-	-	2,206	(2,206)	-	-	-
Cash dividends declared ($0.46 per share)	-	-	-	-	-	-	-	-	(10,794)	-	-	(10,794)
Cash dividends distributed ($0.05 per share)	-	-	-	-	-	-	-	-	(1,368)	-	-	(1,368)
Reacquired shares	(14,004)	-	-	(335)	-	-	-	-	-	-	-	(335)
Converted to common stock		6,133	(6,133)									
Exercise of stock options for cash	-	360,000	-	-	27	-	6,303	-	-	-	-	6,330
Unrealized gains on investments	-	-	-	-	-	-	-	-	-	112	112	112
Employee stock-based compensation	-	-	-	-	-	-	3,347	-	-	-	-	3,347
Currency translation adjustments	-	-	-	-	-	-	-	-	-	45	45	45
											27,070	
Balance at December 31, 2003	(73,158)	6,667,978	18,378	(1,077)	496	1	86,807	17,128	105,225	273		208,854
Net income	-	-	-	-	-	-	-	-	28,864	-	28,864	28,864
Transfer to reserves	-	-	-	-	-	-	-	2,117	(2,117)	-	-	-
Reacquired shares	(111,112)	-	-	(4,367)	-	-	-	-	-	-	-	(4,367)
Converted to common stock		6,134	(6,134)									
Exercise of stock options for cash	-	28,000	-	-	3	-	457	-	-	-	-	459
Unrealized loss on investments	-	-	-	-	-	-	-	-	-	(74)	(74)	(74)
Reclassification adjustment for gains included in net income	-	-	-	-	-	-	-	-	-	(112)	(112)	(112)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003
(continued)

	Treasury stock shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Common stock RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated other comprehensive income RMB	Comprehensive income RMB	Total RMB
	(In thousands, except for number of shares)											
Employee stock-based compensation	-	-	-	-	-	-	251	-	-	-	-	251
Currency translation adjustments	-	-	-	-	-	-	-	-	-	(18)	(18)	(18)
											28,660	
Balance at December 31, 2004	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69		233,857
Net income	-	-	-	-	-	-	-	-	37,076	-	37,076	37,076
Transfer to reserves	-	-	-	-	-	-	-	2,625	(2,625)	-	-	-
Cash dividends distributed ($0.20 per share)	-	-	-	-	-	-	-	-	(10,624)	-	-	(10,624)
Reacquired shares	(28,200)	-	-	(1,335)	-	-	-	-	-	-	-	(1,335)
Converted to common stock		6,194	(6,134)									
Exercise of stock options for cash	-	700	-	-	-	-	20	-	-	-	-	20
Unrealized gains on investments	-	-	-	-	-	-	-	-	-	-	-	-
Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	-	-	-	(187)	(187)	(187)
											36,889	
Balance at December 31, 2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)		258,807

The accompanying notes form an integral part of these consolidated financial statements



Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,			
	2005 US$	2005 RMB	2004 RMB	2003 RMB
		(In thousands)		
Operating activities				
Net income	4,536	37,076	28,864	26,913
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:				
Depreciation	782	6,393	5,721	5,450
Deferred income taxes	(15)	(125)	266	49
Provision for doubtful debts	165	1,347	(392)	665
Provision for inventories	-	-	-	1,677
Loss/(gain) on disposal of property, plant and equipment	(1)	(6)	(16)	112
Minority interest	915	7,482	6,032	5,845
Employee stock-based compensation	-	-	251	3,347
Loss / (Gain) from sales of available-for-sales securities	33	273	(222)	-
Changes in operating assets and liabilities				
Accounts receivable	(20)	(165)	(47,107)	(12,056)
Notes receivable	358	2,927	(1,391)	(8,798)
Inventories	(4,858)	(39,706)	(29,744)	(10,114)
Prepaid expenses	(1,073)	(8,772)	(2,159)	4,806
Prepaid tax	(38)	(309)	-	-
Other receivables	(300)	(2,453)	(387)	(5,860)
Accounts payable	(445)	(3,641)	14,779	7,368
Income tax	(18)	(151)	133	(815)
Value added tax	(395)	(3,232)	2,997	(2,230)
Advance from customers	2,585	21,132	3,175	(1,656)
Commission payable	577	4,719	4,353	4,966
Accrual employee benefits	80	651	953	(4,230)
Government grant	(49)	(404)	2,856	2,598
Other liabilities	311	2,542	2,074	785
Net cash provided by/(used in) operating activities	3,130	25,578	(8,964)	18,822
Investing activities				
Decrease/(increase) in restricted time deposit	-	-	-	20,000
Purchases of property, plant and equipment	(277)	(2,266)	(11,339)	(3,571)
Proceeds from sales of property, plant and equipment	51	419	445	700
Payment for construction in progress	(273)	(2,235)	(1,189)	(1,612)
Proceeds from sales of available-for-sales securities	207	1,694	1,468	-
Purchases of available-for-sale securities	-	-	-	(4,686)
Net cash provided by (used in) investing activities	(292)	(2,388)	(10,615)	10,831
Financing activities				
Proceeds from bank loan	17,533	143,308	91,760	45,485
Repayment of bank loan	(15,986)	(130,668)	(70,185)	(67,136)
Acquisition of treasury stock	(163)	(1,336)	(4,367)	(335)
Proceeds from exercise of stock options	2	20	459	6,330
Decrease in dividend payable to minority shareholders	(822)	(6,719)	(7,437)	(9,903)
Dividends paid	(1,300)	(10,624)	(10,771)	(1,368)
Net cash provided by/(used in) financing activities	(736)	(6,019)	(541)	(26,927)
Effect of exchange rate changes on cash	143	(187)	(18)	45
Net increase/(decrease) in cash and cash equivalents	2,245	16,984	(20,138)	2,771
Cash and cash equivalents at beginning of year	5,612	46,433	66,571	63,800
Cash and cash equivalents at end of year	7,857	63,417	46,433	66,571
Interest paid	184	1,500	423	354
Income taxes paid	1,019	8,328	1,271	3,018

accompanying notes form an integral part of these consolidated financial statements.



1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2005, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd. ("Jinpan JV")	June 3, 1997	85%	RMB21,520,000	Manufacturing and sale of cast resin transformers
Jinpan International (USA) Limited ("Jinpan USA")	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

The Company, Jinpan JV and Jinpan USA are hereinafter collectively referred to as the "Group".

The principal activity of the Company is investment holding. Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC"), and its principal market is in the PRC. The term of Jinpan JV is 50 years, ending on September 3, 2047, and can be extended with mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. Income and losses and the net assets on termination of the co-operative joint venture are shared on the basis of percentage ownership. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Jinpan JV. In the event that Jinpan JV is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Jinpan JV may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

The Group is subject to some considerations and risks not typically associated with investments in equity securities of North America and Western European

companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange and the transformer manufacturing industry in the PRC. These are described further in the following paragraphs.

a) Political environment

All of the Group's manufacturing facilities are located in the PRC and, as a result, the Group's operations and assets are subject to political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970's, China's government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past two decades the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

b) Economic environment

Since the 1970's, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

Accordingly, the Group's operating results may be adversely affected by changes in the PRC's political, economic and social conditions and changes in policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. The inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts may also significantly affect the Group's operating results.



The PRC economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The PRC government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although the Group might benefit from these types of policies, more severe measures or other actions by the PRC government could decrease demand for the Group's products or otherwise significantly adversely affect the Group's earnings.

c) Legal environment

The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent. The PRC's judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even when adequate law exists in the PRC, it may not be possible to obtain swift and equitable enforcement of the law.

d) Foreign currency exchange

The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People's Bank of China (the "PBOC"), which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). The Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued Renminbi against US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate against previous peg to dollar. As a result of the adoption of flexible exchange rate, China's financial sector becomes more responsive to fluctuation of international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

The Group currently does not engage in any hedging activities to minimize the effect of exchange rate risks.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using PBOC rate of RMB8.07 to US$1, the prevailing rate on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b) Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 58 million held in non-US banks or financial institutions as of December 31, 2005.

(c) Trade Receivables

Trade receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and a general provision of a certain percentage is established based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect.



(d) Investment Available for Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income (loss), a component of shareholder's equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(e) Notes Receivable

Notes receivable are unsecured, interest-free and payable within six months.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset, after taking into account the estimated residual value of 10% of the cost. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h)Construction in Progress

Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2005 represented office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation.

(i) Impairment of Long-lived Assets

The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. The fair values are determined by quoted market prices if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or the fair value of the assets less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

The Group uses the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standard Board ("FASB") Statement No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(k) Value Added Tax

In the PRC, Jinpan JV is subject to Value Added Tax ("VAT") payable at 17% on purchases



of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

(l) Foreign Currency Translation

The functional currency of the Group is the Renminbi. The financial statements of foreign subsidiaries having functional currency other than Renminbi have been translated into Renminbi in accordance with FASB Statement No. 52, *Foreign Currency Translation*. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income. The effect on the consolidated statements of income of transaction gains and losses is insignificant for all years presented.

(m) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2005, 2004 and 2003 amounted to RMB1,671,000, RMB1,149,000 and RMB982,000, respectively.

(n) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. The following policies apply to the Group's revenue transactions:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate.

(o) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



(p) Earnings Per Common and Common Equivalent Share

On January 21, 2004, the Board of Directors of the Group declared a two-for-one stock split to be effective February 6, 2004. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2005, 2004 and 2003 have been computed by dividing net income of RMB37,076,000,RMB 28,864,000 and RMB 26,913,000 by the weighted average number of 6,499,898 , 6,498,178 and 6,390,804 shares of common stock outstanding, respectively, after giving effect of two-for-one stock split.

Diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 have been computed by dividing net income of RMB37,076,000,RMB28,864,000 and RMB 26,913,000 by the weighted average number of , 6,640,396 , 6,663,305 and 6,487,116 shares of common stock outstanding, respectively, after giving effect in 2003 of two-for-one stock split. Reconciliation of for the denominator is as follows:

	2005	2004	2003
Denominator for basic earnings per share – weighted average shares	6,499,898	6,498,178	6,390,804
Effect of dilutive securities:			
Convertible preferred stock	9,177	27,578	27,578
Exercisable stock options	131,321	137,549	68,734
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	6,640,396	6,663,305	6,487,116

(q) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive income (loss):



	Unrealized Gains/(loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
		(in thousands)	
Balance at January 1, 2004	112	161	273
Unrealized losses on available-for-sale securities	(74)		(74)
Reclassification adjustment for gains included in net income	(112)		(112)
Foreign currency translation adjustments	-	(18)	(18)
Balance at December 31, 2004	(74)	143	69
Foreign currency translation adjustments	-	(187)	(187)
Balance at December 31, 2005	(74)	(44)	(118)

(r) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2005, 2004 and 2003 amounted to RMB 4,459,000, RMB1,962,000 and RMB1,056,000, respectively.

(s) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB460,000, RMB372,000 and RMB1,007,000 in advertising costs during 2005, 2004 and 2003, respectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Shipping and Handling Expenses

The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB 12.8 million, RMB10.0 million and RMB7.3 million in shipping and handling costs during 2005, 2004 and 2003, respectively.

(u) Stock Based Compensation



The Group has adopted the disclosure-only provision of FAS Statement No. 123, *Accounting for Stock Based Compensation* ("SFAS123") and applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options' vesting period.

At December 31, 2005, the Group has one stock-based employee compensation plan, which is described more fully in Note 17 the "1997 Stock Option Plan".

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

	Year ended December 31,		
	2005	2004	2003
	RMB	RMB	RMB
	(In thousands, except per share data)		
Net income, as reported	37,076	28,864	26,913
Add: Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net income as reported	-	251	3,347
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-	(2,705)
Pro forma net income	37,076	29,115	27,555
Earnings per common share (cents):			
Basic – as reported	5.70	4.44	4.21
Basic – pro forma	5.70	4.48	4.31
Diluted – as reported	5.58	4.33	4.15
Diluted – pro forma	5.58	4.37	4.25

(v) Product Warranty

The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB 1,748,000, RMB72,000, and RMB81,000 in product warranty expense during 2005, 2004 and 2003, respectively.

(w) New accounting pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004) ("SFAS 123(R)"), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee



stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Early adoption will be permitted in periods in which financial statements have not yet been issued. The Group is required to adopt SFAS 123(R) no later than January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123(R) using the modified-prospective method.

As permitted by Statement 123, the Group currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Group cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were nil, nil and nil in 2005, 2004 and 2003, respectively.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive



spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

4. INVESTMENTS AVAILABLE FOR SALE

Available-for-sale securities held by the Group at December 31, 2005, 2004 are as follows:

	2005 US$	2005 RMB	2004 RMB
		(In thousands)	
Corporate bonds			
Cost	201	1,626	3,441
Gross unrealized loss	(38)	(313)	(74)
Fair market value	163	1,313	3,367
Total investments available for sale	163	1,313	3,367

The time periods during which the available-for-sale securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004 are less than 12 months. The group received RMB 1,694,090 from sales of available for sales security and there was approximately RMB 360,000 loss from the sale.

The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2005, by contractual maturity, are shown below. Excepted maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-Sale	Cost		Fair Market Value	
	US$	RMB	US$	RMB
		(In thousands)		
Due in one year or less	-	-	-	-
Due after one year through four years	201	1,626	163	1,313
Total	201	1,626	163	1,313



5. ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised:

	2005 US$	2005 RMB *(In thousands)*	2004 RMB
Accounts receivable – trade	22,470	181,351	181,398
Less: provision for doubtful debts	(1,316)	(10,619)	(9,484)
Accounts receivable, net	21,154	170,732	171,914

	2005 US$	2005 RMB *(In thousands)*	2004 RMB	2003 RMB
Movement of provision for doubtful debts				
Balance as at January 1	(1,147)	(9,484)	(11,066)	(11,177)
Reversal/(provided) during the year	(195)	(1,347)	392	(665)
Less: Written off during the year	26	212	1,190	776
Balance as at December 31	(1,316)	(10,619)	(9,484)	(11,066)

6. INVENTORIES, NET

Inventories comprised:

	2005 US$	2005 RMB *(In thousands)*	2004 RMB
Finished products	4,716	38,061	19,796
Products in process	1,658	13,382	7,789
Raw materials	7,068	57,044	41,482
	13,442	108,487	69,067
Less: provision for inventories	(145)	(1,167)	(1,453)
Inventories	13,297	107,320	67,614

	2005 US$	2005 RMB *(In thousands)*	2004 RMB	2003 RMB
Movement of provision for inventories				
Balance as at January 1	(176)	(1,453)	(1,644)	-
Provided during the year	-	-	-	(1,677)
Less: Written off during the year	31	286	191	33
Balance as at December 31	(145)	(1,167)	(1,453)	(1,644)



7. PROPERTY, PLANT AND EQUIPMENT

	2005 US$	2005 RMB	2004 RMB
		(In thousands)	
Buildings	1,605	12,951	11,869
Machinery and equipment	6,269	50,596	52,536
Motor vehicles	1,194	9,637	9,318
Furniture, fixtures and office equipment	545	4,400	4,849
	9,613	77,584	78,572
Less: accumulated depreciation	(5,715)	(46,125)	(42,678)
	3,898	31,459	35,894

The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

8. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. Jinpan USA has suffered operating losses in the current year and previous years, accordingly no income tax is provided.

Jinpan JV, a cooperative joint venture registered in the PRC in which the Company has an 85% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday expired on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities. The benefit of 50% tax exempt was expired on 12/31/2004, the company was taxed at the applicable tax rate of 15% in the year 2005.
Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005 US$	2005 RMB	2004 RMB	2003 RMB
	(In thousands, except for per share data)			
Effect on net income of the year	-	-	4,031	3,727
Effect on basic earnings per share	-	-	0.62	0.58
Effect on diluted earnings per share	-	-	0.60	0.57

Pretax income for the years ended December 31, 2005, 2004 and 2003 was taxed in the following jurisdictions:



	2005 US$	2005 RMB	2004 RMB	2003 RMB
		(In thousands)		
British Virgin Islands	(789)	(6,451)	(6,609)	(8,070)
United States of America	(137)	(1,119)	(829)	(3,694)
The People's Republic of China	7,447	60,872	46,365	48,249
	6,521	53,302	38,927	36,485

Significant components of the provision for income taxes attributable to income before income taxes are as follows:

	2005 US$	2005 RMB	2004 RMB	2003 RMB
		(In thousands)		
Current				
Non-US	(1,086)	(8,878)	(3,765)	(3,678)
Deferred				
Non-US	16	134	(266)	(49)
	(1,070)	(8,744)	(4,031)	(3,727)

Deferred tax assets comprised the following at December 31, 2005 and 2004:

	2005 US$	2005 RMB	2004 RMB
		(In thousands)	
Deferred tax assets			
Provision for doubtful debts	99	707	479
Inventory Reserved	-	88	88
Deferred income	5	41	144
Net operating loss carry forward of Jinpan USA	942	7,606	7,158
Total deferred tax assets	1,046	8,442	7,869
Less: Valuation allowance for deferred tax assets	(942)	(7,606)	(7,158)
	104	836	711
Deferred tax liabilities			
Interest income	-	-	-
Total deferred tax liabilities	-	-	-
Net deferred tax assets	104	836	711

Management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of net operating loss of Jinpan USA is more likely than not. Consequently, the Group has provided a RMB7,606,000 (2004: RMB7,158,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB448,000 (2004: RMB331,000). At December 31, 2005, the Group has available net operating loss of RMB19,014,000 (2004: RMB17,895,000), which will expire in the years 2017 to 2023.

There were no deferred tax liabilities as at December 31, 2005.



The reconciliation of income tax computed at the PRC statutory income tax rate of 15% (2004:15% and 2003:15%) in Hainan Province, the PRC to income before minority interests is as follows:

	2005 US$	2005 RMB	2004 RMB	2003 RMB
		(In thousands)		
Computed expected income taxes	985	8,052	5,839	5,473
Impact of tax holiday of Jinpan JV	(18)	(150)	(3,477)	(3,715)
Non-deductible losses	33	272	969	1,210
Effect of difference between the PRC and USA tax rate	(34)	(280)	(207)	(924)
Change in valuation allowance	55	448	331	1,478
Others	49	402	576	205
	1,070	8,744	4,031	3,727

9. SHORT TERM BANK LOANS

Bank loans comprised:

	2005 US$	2005 RMB	2004 RMB
		(In thousands)	
Short term bank loan	620	5,000	15,000
Letters of credit	3,869	31,231	8,591
Less: current portion	(4,489)	(36,231)	(23,591)
	-	-	-

The bank loan is unsecured, bears an interest at the rate of 5.58% per annum and is repayable on May 28, 2006. The total bank loan credit line is RMB 10,000,000.

Letters of credit from Nan-Yang commercial bank are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 5.86%%, 4.84% and 4.74% per annum for the years ended December 31, 2005, 2004 and 2003, respectively, and are repayable within 90 days. . The total credit facility is RMB48,484,000 (US$6,000,000) from Nan-Yang Commercial Bank ,of which RMB1,347,440 (US$166,950) is unused and will expire in July 2006. In May 2005, the company received an unsecured letter of credit loan from Bank of China for the total credit facility of RMB40,000,000. There was RMB 2,000,000 unused as of December 31, 2005. This credit facility will expire in May 2006.



10. GOVERNMENT GRANT

Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of RMB1,000,000, RMB70,000 and nil in 2005, 2004 and 2003, respectively. As of December 31, 2005, Jinpan JV received RMB160,000 for which relevant approval documents from the government were not received. As management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from the government is probable, the receipt has not been recognized in the statement of income as of December 31, 2005.

11. DISTRIBUTION OF INCOME

According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB49 million, RMB42 million and RMB44 million for the year ended December 31, 2005, 2004 and 2003.

The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

During the years ended December 31, 2005, 2004 and 2003, the directors of Jinpan JV proposed the following appropriations to reserves.

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
		(In thousands)		
Statutory reserve fund	321	2,625	2,117	2,206
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	12,162	-
	321	2,625	2,117	14,368

The Group declared a cash dividend of US$0.20 per share of common stock on February 1, 2005, which was paid on March 10, 2005 and August 26, 2005.



12. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Contingent liabilities

As of December 31, 2005 the Group had bank guarantees to the Nan Yang Commercial Bank for irrevocable Letters of credit of RMB11,118,000 for the purchase of raw materials. Details of bank guarantees are as follows:

(a) The Group should jointly and severally pay and satisfy to Nan Yang Commercial Bank on demand all sums of money debts and liabilities whether certain or contingent whether now or at any time herein after owing or incurred to the bank from or by the Jinpan JV.

(b) The guarantee shall be a continuing security, starting from the effective day of the principal contract until the two calendar years of the expiration of principal contract.

(2) Commitments

Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2009. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2005:

	US$	RMB
	(In thousands)	
2006	197	1,590
2007	50	407
2008	44	358
2009	44	358
2010	44	358
Total minimum lease payments	379	3,071

Capital commitments

As of December 31, 2005 the Group has commitments of RMB8,360,090 for the purchase of new office and plant and machinery.

Employment contracts

The Group's employees in the PRC, include engineers technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in United States include management, administration, and marketing personnel. All of the employees except US employees are contract employees



and have entered into renewable employment contracts with the Group. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2005:

	US$	RMB
	(In thousands)	
2006	568	4,579
2007	61	489
2008	34	2756
2009	22	180
Total minimum employment contract payments	685	5,523

13. LOANS TO THE MINORITY SHAREHOLDER

There were no such transactions in 2005.

14. FINANCIAL INSTRUMENTS

Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications in the PRC and Citibank, N.A. in the United States.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Group's customer base. The Group performs ongoing credit evaluations of its customers' financial conditions and does not require collateral for accounts receivable.

The provision for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable. Losses have been within management's expectations.

Fair Value

Cash and cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.



Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2005 is RMB1,313,000, which is based on quoted market prices.

15. CONCENTRATION OF RISK

During 2005, the Group was dependent on one major suppliers Bakelite for cast resin, which accounted for approximately 1.6% (2004: 3%) of total purchases. And the Group was dependent on two major suppliers, Legnano Teknoelectric Company Spa and Thyssenkrupp Electrical Steel GmbH. for silicon steel, which accounted for approximately 24.2% (2004: 27%) and 13% (2004: 14%) of total purchase. And dependent on TongLing Nonferrous Metals Group) Inc and Jiangying Jinqiu Group Co. Ltd . for copper foil, which accounted for approximately 7.6% (2004: 3%) and 3.5% (2004: 27%) of total purchases, respectively.

16. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company and Jinpan USA do not have any retirement plans while Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees' basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2005, 2004 and 2003 amounted to RMB784,000 (US$97,304), RMB523,000 and RMB367,000, respectively.

17. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Description of products by segment
Cast resin transformers is the only reportable segment of the Group.

Geographic area data

	Year ended December 31,			
	2005	2005	2004	2003
	US$	RMB	RMB	RMB
		(In thousands)		
Revenues from external customers:				
United States	1,487	12,152	4,416	1,776
PRC	52,126	426,067	345,193	274,788
	53,613	438,219	349,609	276,564
Long lived assets by area:				
United States		3	19	50
PRC	4,267	34,439	36,641	28,617
	4,267	34,442	36,660	28,667



18. EQUITY

Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized and empowered, in the name and on behalf of the Group, to purchase up to 640,000 shares of the Group's common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group's stock option plan or for other corporate purposes. As of December 31, 2005, 212,470 (2004: 184,270) shares of the Group's common stock were transferred back into treasury at an aggregate cost of US$823,417 (2004:US$657,915), approximately RMB6,779,000 (2004: RMB5,444,000).

The Group's convertible preferred stock ("preferred stock") is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. Holders of preferred stock are entitled to receive a non-cumulative preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends (approximately RMB6,047 as at December 31, 2004 and RMB5,924 as at December 31, 2003) on the preferred stock are to be cancelled upon conversion into common stock. In the event of the Group's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

(a) 1997 stock option plan

A total of 1,000,000shares of Common Stock have been reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years.

In July 2003, seven directors, officers and employees of the Group exercised stock options to purchase a total 360,000 shares of common stock of the Group, which were granted to them on July 31, 1998 by the compensation committee of the board of directors of the Company, pursuant to the Stock Option Plan. Of the options granted, the senior management purchased 360,000 shares of common stock at the exercise price of US$2.125 per share. Total amount received from the exercise of the share options was US$765,000.

(b) 2001 stock option agreements

In February 2001, the Group entered into stock option agreements with five of its directors and Chief Financial Officer, to purchase 120,000 shares of common stock of the Group. Options granted are exercisable at the price of US$1.35 per share and subject to expiration 8 years from

the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

The Group accounts for this plan under APB 25 and related interpretations and no compensation cost was recognized.

Ms. Cherry Li and Ms. Grace Zhu, who were nominated as a director and Chief Financial Officer of the Company, each terminated their relationships with the Company in June and August 2002, respectively. Option granted in 2001 permitted Ms. Li and Ms. Zhu to retain the option.

In February 2004, one of the directors exercised stock option to purchase total 20,000 shares of common stock of the Company at the exercise price of US$1.35 per share. Total amount received from the exercise of the share option was US$27,000.

(c) 2003 stock option agreement

In September 2003, the Group entered into stock option agreements with seven of its employees, to purchase 140,000 shares of common stock of the Group. Options granted are exercisable at the price of US$3.55 per share and subject to termination of employment, expire 10 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

The options are exercisable in either US$ or RMB, consequently the measurement date is not fixed. Compensation is measured each reporting period until the options are exercised, forfeited or expire unexercised. The Group recorded compensation expense of RMB nil (2004: RMB251,000) for the year ended December 31, 2005 in connection with these options.

In March 2004, two employees exercised stock options to purchase 8,000 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$28,400.

In April 2005, one employee exercised stock option to purchase total 700 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$2,485.00

(d) 2004 stock option agreement

In January 2004, the Group entered into stock option agreement with three of its independent directors, to purchase 30,000 shares of common stock of the Group. Options granted are exercisable at the price of US$7.34 per share. The term of the options is 10 years from the dated granted. The options are not transferable other then death, and are exercisable from the date granted.

(e) Warrants granted to non-employees



In February 1999, warrants to purchase 115,050 shares of the Group's common stock were issued by the Group in connection with the issuance and sale of common stock by the Group in a private placement to accredited investors. The exercise price of the warrants was US$4.00 each. The warrants expired in February 2003.

Number of common stock reserved for issuance upon exercise of warrants, stock options and preferred stock

	2005	2004
Warrants	-	-
Stock options	261,300	262,000
Preferred stock	9,177	15,311
Total	270,477	277,311

(f) Disclosure of information pursuant to FAS 123

The fair value of options granted in 2005, 2004 and 2003 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	-	-	3.10%
Dividend yield	-	-	-
Volatility factor	-	-	80.3%
Weighted average expected life	-	-	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Group's stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of the Group's stock option activities, and related information for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003	
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$
Outstanding at beginning of year	262,000	2.602	260,000	2.869	880,000	2.074
Granted	-	-	30,000	7.34	140,000	3.550
Exercised	(700)	3.55	(28,000)	1.979	(360,000)	2.084
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	(400,000)	-
Outstanding at the end of year	261,300	3.143	262,000	2.602	260,000	2.869
Exercisable at the year end	261,300	3.143	262,000	2.602	260,000	2.869
Weighted average fair value of options granted during the year			N/A		USD2.34	



Weight-average exercise prices for options outstanding as December 31, 2005 are US$3.143. The weighted-average remaining contractual life of those options is eight years.

19. SUBSEQUENT EVENT

On January 17, 2006, the Board of Directors of the Company declared a cash dividend of US$.24 per share of common stock for the year 2006. The Group made the first distribution of US$.12 per share on February 28, 2006, to shareholders of record on February 10, 2006.

20. PARENT'S ONLY FINANCIAL INFORMATION

Jinpan International Limited (the Company) is the parent company of the Jinpan JV and Jinpan USA, below are the parent's only balance sheet as of December 31, 2005 and Income statement for the year ended December 31, 2005.

Jinpan International Limited
Balance Sheet

	2005	2004
Other Receivable	1,982,350	2,032,161
Due from Subsidiaries	15,819,941	17,162,657
Investment in Subsidiaries	246,184,930	217,707,800
Total Assets	267,514,753	241,418,941
Accounts Payable	38,135	-
Professional Fee Payable	1,049,217	758,358
Total Liabilities	2,507,830	2,123,518
Minority Interest	6,200,322	5,437,622
Common Stock	498,131	498,212
Preferred Stock	2,055	2,055
Paid In Capital	87,535,009	87,514,746
Reserved	21,870,031	19,244,871
Retained Earnings	155,798,766	131,971,957
Accumulated other Comprehensive Income	(118,006)	69,595



Treasury Stock	(6,779,385)	(5,443,635)
	258,806,601	233,857,801
Total Liabilities and Shareholders' Equity	267,514,753	241,418,941

Jinpan International Limited
Income Statement

	For the year ended December 31	
	2005	2004
	RMB	RMB
Earnings from Subsidiaries	59,753,175	45,639,796
General and Administration Expenses	(6,811,438)	(7,526,825)
Operating profit	52,941,737	38,112,971
Other Income	360,158	814,302
Net income before Tax	53,301,895	38,927,273
Income Tax	(8,743,920)	(4,030,605)
Net Income before Minority Interest	44,557,975	34,896,668
Minority Interest	(7,481,707)	(6,032,596)
Net Income	37,076,268	28,864,072



For more information:

Jinpan International Limited
4-1 No. 100 Nanhai Ave.
Jinpan Development Area
Haikou Hainan, 570216 P. R. C.
Tel: (86)898 6681-1301
Fax: (86)898 6681-3519
Ticker Symbol: JST

Jinpan International USA Limited
560 Sylvan Avenue, Third Floor
Englewood Cliffs, NJ 07632
Tel: (201)227-0680
Fax: (201) 227-0685
Email: Jinpan@jstusa.net
Website: http://www.jstusa.net



Jinpan International Limited
560 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
USA